UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Beneficient

(Name of Issuer)

Class A Common Stock, $0.001 par value

(Title of Class of Securities)

08178Q101

(CUSIP Number)

Elizabeth C. Freeman

c/o GWG Wind Down Trust

PO Box 61209, 700 Smith St.

Houston, TX 77208-1209

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications)

August 1, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

CUSIP No. 08178Q101

1	NAME OF REPORTING PERSON. GWG Wind Down Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 189,701,487
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 189,701,487

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 189,701,487
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 72.4%[1]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Based on a total of 234,543,727 shares of the Issuer’s Class A common stock, $0.001 per value, outstanding as of July 10, 2023 as disclosed in the Issuer’s Annual Report on Form 10-K, filed with the SEC on July 13, 2023.

CUSIP No. 08178Q101

1	NAME OF REPORTING PERSON. Elizabeth C. Freeman, solely in her capacity as trustee of the GWG Wind Down Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 189,701,487
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 189,701,487

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 189,701,487 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 72.4%[1]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Based on a total of 234,543,727 shares of the Issuer’s Class A common stock, $0.001 per value, outstanding as of July 10, 2023 as disclosed in the Issuer’s Annual Report on Form 10-K, filed with the SEC on July 13, 2023.

Item 1 .Security and Issuer

This Schedule 13D relates to the Class A Common Stock, $0.001 par value (“Common Stock”), of the Beneficient, a Nevada corporation (the “Issuer”). The address of the Issuer’s principal executive office is 325 N. Saint Paul Street, Suite 4850 Dallas, Texas 75201.

Item 2. Identity and Background

Name	Address of Business/Principal Office	Principal Business/Occupation	Jurisdiction of Organization/Citizenship
GWG Wind Down Trust	PO Box 61209, 700 Smith St. Houston, TX 77208-1209	Liquidating Trust	Texas
Elizabeth C. Freeman, solely in her capacity as trustee	PO Box 61209, 700 Smith St. Houston, TX 77208-1209	Trustee of GWG Wind Down Trust	United States of America

The agreement among GWG Wind Down Trust and Elizabeth C. Freeman, solely in her capacity as trustee (the “Reporting Persons”) relating to the joint filing of this Schedule 13D is filed as Exhibit 99.1 hereto.

None of the Reporting Persons has, during the last five years: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Considerations

On April 20, 2022, GWG Holdings, Inc. (“GWG”) and certain of its subsidiaries (together with GWG, the “Debtors”) filed a voluntary petition for reorganization under chapter 11 of title 11 of the U.S. Bankruptcy Code in the Bankruptcy Court (the “Court”) for the Southern District of Texas. On June 20, 2023, the Court entered an order confirming the Debtors’ Further Modified Second Amended Joint Chapter 11 Plan (the “Plan”) which was to be effective as soon as all conditions precedent to the Plan were satisfied or waived as set forth therein.

On August 1, 2023 (the “Effective Date”), all conditions precedent to the occurrence of the effective date as set forth in the Plan were satisfied or waived and the Plan became effective. On the Effective Date, in accordance with the Plan, substantially all shares of the Issuer owned by the Debtors were transferred to GWG Wind Down Trust.

Item 4. Purpose of Transaction

The sole purpose of the GWG Wind Down Trust is to liquidate its assets, including the reported shares, and make distributions to former creditors and other stakeholders of the Debtors as contemplated under the Plan.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5. Interest in Securities of the Issuer

(a) and (b) The responses of each of the Reporting Persons with respect to Rows 11, 12, and 13 of the cover pages of this Schedule 13D that relate to the aggregate number and percentage of Common Stock of the Issuer are incorporated herein by reference.

The responses of each of the Reporting Persons with respect to Rows 7, 8, 9, and 10 of the cover pages of this Schedule 13D that relate to the number of shares of Common Stock as to which each of the persons or entities referenced in Item 2 above has sole or shared power to vote or to direct the vote of and sole or shared power to dispose of or to direct the disposition of (including but not limited to footnotes to such information) are incorporated herein by reference.

GWG Wind Down Trust is the record holder of 189,701,487 shares of Common Stock. Ms. Freeman is the sole trustee of GWG Wind Down Trust, and as such, Ms. Freeman may be deemed to have beneficial ownership of the securities directly held by GWG Wind Down Trust. Ms. Freeman disclaims beneficial ownership of such shares.

(c) Except as set forth in this Schedule 13D pursuant to the Plan, the Reporting Persons have not effected any transactions with respect to the Class A Common Stock of the Issuer during the past 60 days.

(d) The beneficiaries of the GWG Wind Down Trust ultimately have the right to receive dividends from, or the proceeds from the sale of such securities.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

On August 10, 2018, the Issuer and GWG entered into the Registration Rights Agreement providing GWG with certain registration rights with respect to the equity in the Issuer’s predecessor. Pursuant to this Registration Rights Agreement, GWG was entitled to certain demand registration, shelf takedown and piggyback registration rights with respect to such equity, subject to certain limitations. The predecessor’s equity converted to Common Stock of the Issuer on June 7, 2023. Pursuant to a Registration Rights Agreement Assignment and Joinder, dated as of August 1, 2023, GWG assigned all of its rights under the Registration Rights Agreement relating to the reported shares of Common Stock to GWG Wind Down Trust.

Item 7 Materials to Be Filed as Exhibits

Exhibit	Description

99.1	Registration Rights Agreement, dated August 10, 2018, by and among The Beneficient Company Group, L.P. and GWG Holdings, Inc. (incorporated by reference to Exhibit 10.5 to GWG Holdings, Inc.’s Current Report on Form 8-K (File No. 001-36615) filed with the SEC on August 14, 2018.)

99.2	Registration Rights Agreement Assignment and Joinder, dated as of August 1, 2023, by and among the Issuer, GWG Holdings, Inc. and the GWG Wind Down Trust.

99.3	Order Confirming the Debtors’ Further Modified Second Amended Joint Chapter 11 Plan, dated June 20, 2023 (incorporated by reference to Exhibit 2.1 to GWG Holdings, Inc.’s Current Report on Form 8-K (File No. 001-36615) filed with the SEC on June 26, 2023.)

99.4	Joint Filing Agreement, dated as of August 11, 2023, by and between the GWG Wind Down Trust and Elizabeth C. Freeman, solely in her capacity as Trustee of the Wind Down Trust.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 11, 2023

GWG Wind Down Trust	/s/ Elizabeth C. Freeman
Elizabeth C. Freeman Trustee

Elizabeth C. Freeman, solely in her capacity as Trustee and not in any individual capacity	/s/ Elizabeth C. Freeman
Elizabeth C. Freeman